United States securities and exchange commission logo





                             December 31, 2020

       Joanna Coles
       Chief Executive Officer
       Northern Star Investment Corp. II
       c/o Graubard Miller
       The Chrysler Building
       405 Lexington Avenue
       New York, NY 10174

                                                        Re: Northern Star
Investment Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
4, 2020
                                                            CIK No. 0001834518

       Dear Ms. Coles:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted December 4, 2020

       Prospectus Summary
       Our business combination process, page 4

   1. We note your disclosure that each of your officers and directors is also an officer and/or director of Northern
Star Acquisition Corp. (   Northern Star I   ),    a blank check company
                                                        like [y]ours and is
currently searching for an initial business combination.    Please revise
                                                        to explain how the
shared management will prioritize and allocate opportunities and potential business
target candidates between the two entities. Please also clarify whether
                                                        Northern Star I will be
given priority over you when presenting potential candidates for an
 Joanna Coles
Northern Star Investment Corp. II
December 31, 2020
Page 2
      initial business combination. In this regard, we note that Northern Star I completed its initial public offering prior to you and may have an earlier initial business combination deadline. As applicable, please revise the related risk factor at page 45 and update your conflicts of interest disclosures.
        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameJoanna Coles
                                                            Division of
Corporation Finance
Comapany NameNorthern Star Investment Corp. II
                                                            Office of Energy &
Transportation
December 31, 2020 Page 2
cc:       Jeffrey Gallant
FirstName LastName